Management Report

Muttz Realty LLC
For the period ended December 31, 2023



Prepared by
RiverRidge CPA

Prepared on
March 5, 2024

Profit and Loss

January - December 2023

	Total
INCOME	
Credit Card Rewards	1,620.57
Sales Commissions	344,957.75
Uncategorized Income	263.46
Total Income	**346,841.78**
COST OF GOODS SOLD	
Commissions Paid	118,850.20
Total Cost of Goods Sold	**118,850.20**
GROSS PROFIT	**227,991.58**
EXPENSES	
Advertising and Marketing	
Domain and Branding	2,172.33
General Advertising	685.33
Leads	1,716.66
Social Media	6,257.06
Sponsorships	5,714.00
Total Advertising and Marketing	**16,545.38**
Business Licenses and Permits	150.00
General and Administrative	
Bank Service Charges	365.20
Dues and Subscriptions	3,505.20
Total General and Administrative	**3,870.40**
Guaranteed Payments	
John Guaranteed Payment	112,797.48
Manning Guaranteed Payments	49,135.44
Total Guaranteed Payments	**161,932.92**
Insurance	300.00
Interest Expense	413.05
Legal and Professional Fees	
Accounting Fees	11,282.25
Total Legal and Professional Fees	**11,282.25**
Meals	3,228.06
Nondeductible Expenses	807.61
Office Expenses	
Computer and Software Expenses	1,636.36
Office Supplies	4,393.59
Printing and Reproduction	620.04
Total Office Expenses	**6,649.99**
Rent Expense	1,250.00
Repair & Maintenance	5,066.76

	Total
State and Local Taxes	300.00
Vehicle Expenses	
Fuel Expense	24.93
Vehicle Repairs	115.03
Total Vehicle Expenses	**139.96**
Total Expenses	**211,936.38**
NET OPERATING INCOME	16,055.20
NET INCOME	$16,055.20

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
US Bank Checking 0245	4,580.32
US Bank Checking 2902	15.00
Total Bank Accounts	**4,595.32**
Other Current Assets	
Due From Yoga Muttz	4,276.00
Total Other Current Assets	**4,276.00**
Total Current Assets	**8,871.32**
TOTAL ASSETS	**$8,871.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	1,724.62
Chase Credit Card (3072)	18,155.93
Chase Credit Card(7595)	0.00
M. FLAUM (3080) - 2	775.03
US Bank Credit Card - 0204	2,544.66
Total Credit Cards	**23,200.24**
Total Current Liabilities	**23,200.24**
Total Liabilities	**23,200.24**
Equity	
Partner Contributions	
John Contributions	3,265.68
Manning Contributions	1,500.00
Total Partner Contributions	**4,765.68**
Partner Distributions	
John Distributions	-16,803.60
Manning Distributions	-15,311.85
Total Partner Distributions	**-32,115.45**
Retained Earnings	-3,034.35
Net Income	16,055.20
Total Equity	**-14,328.92**
TOTAL LIABILITIES AND EQUITY	**$8,871.32**

Statement of Cash Flows

January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	16,055.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Yoga Muttz	-4,276.00
American Express Credit Card	1,724.62
Chase Credit Card (3072)	18,155.93
Chase Credit Card(7595)	0.00
M. FLAUM (3080) - 2	775.03
US Bank Credit Card - 0204	2,544.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,924.24**
Net cash provided by operating activities	**34,979.44**
FINANCING ACTIVITIES	
Partner Contributions:John Contributions	3,265.68
Partner Contributions:Manning Contributions	1,500.00
Partner Distributions:John Distributions	-16,803.60
Partner Distributions:Manning Distributions	-15,311.85
Retained Earnings	-3,034.35
Net cash provided by financing activities	**-30,384.12**
NET CASH INCREASE FOR PERIOD	**4,595.32**
CASH AT END OF PERIOD	**$4,595.32**